FORM 6 – K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a - 16 or 15d -16
of the Securities Exchange Act of 1934

For the Month of July 2008

B.O.S. Better Online Solutions Ltd.
(Translation of Registrant’s Name into English)

20 Freiman Street, Rishon LeZion, 75100, Israel
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___________

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

THIS IMMEDIATE REPORT ON FORM 6-K IS HEREBY INCORPORATED BY REFERENCE INTO THE REGISTRANT’S REGISTRATION STATEMENTS ON FORM F-3 (NO. 333-130048) AND FORM S-8 (NOS. 333-136957, 333-110696, 333-100971 AND 333-11650), AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS SUBMITTED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

B.O.S. Better Online Solutions Ltd. to Announce Second Quarter 2008 Financial Results on August 14th, 2008

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

B.O.S. Better Online Solutions Ltd. (Registrant) By: /s/ Shmuel Koren —————————————— Shmuel Koren President and CEO

Dated: July 29, 2008

B.O.S. Better Online Solutions Ltd. to
Announce Second Quarter 2008
Financial Results on August 14th 2008

– Teleconference to be Held at 10 a.m. EDT –
– 4:00 p.m. Israel Time

Rishon Lezion, Israel, July 29, 2008 – B.O.S. Better Online Solutions Ltd. (“BOS” or the “Company”) (NASDAQ: BOSC; TASE: BOSC), a leading provider of comprehensive Mobile and RFID solutions for the enterprise and of Supply Chain Solutions, announced today that it will report financial results for the second quarter and six month period ended June 30, 2008, before the market opens on Thursday, August 14, 2008.

For the first time in the Company’s history, BOS will host a conference call, to be simultaneously Webcast, on Thursday, August 14, 2008 at 10:00 a.m. Eastern Daylight Time / 4:00 p.m. Israel Time. A question-and-answer session will follow management’s presentation. Interested parties may participate in the conference call by dialing the following numbers approximately five to ten minutes before the call start time:

+ 1- 877-407-8033 (North America)

+ 1- 201-689-8033 (International)

A live Webcast of the conference call will be available on the BOS web site at www.boscorporate.com.

A replay of the call will be available starting on August 14, 2008, at 1:00 p.m. Eastern Daylight Time / 7:00 p.m. Israel Time through August 21, 2008 at 11:59 p.m. Eastern Daylight Time / 5:59 a.m. Israel Time. An archived Webcast of the conference call will be available on the BOS Web site at www.boscorporate.com. Interested parties may access the replay by dialing the following numbers and entering the account number and conference ID number below:

+1- 877-660-6853 (North America)

+1- 201-612-7415 (International)

Account Number: 286

Conference ID Number: 291891

About BOS

BOS was established in 1990. BOS’s operations consist of:

(i)	Fully integrated Mobile and RFID Solutions that are offered either as stand alone products or as full Solutions combined of:

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(a)	Hardware Devices – A Mobile and RFID Infrastructure with an Automatic identification and data collection equipment based on RFID and barcode technology; and

(b)	Middleware – A variety of proprietary Servers intended to receive data from Hardware, process and transform to the Software Applications.

(c)	Software Applications – A PointAct application platform for implementation of various business organizational processes;

(ii)	Supply Chain Solutions, reselling electronic systems and components for security, and aerospace manufacturers.

BOS is traded on NASDAQ and on the Tel-Aviv stock exchange. Our website is www.boscorporate.com.

For further information please contact:

B.O.S Better Online Solutions Ltd.
Mr. Eyal Cohen, CFO, +972-3-954-1000
eyalc@boscom.com

Israeli Investor Relations – please contact
Kwan Communications
Mr. Zvi Rabin +972 50-560-0140
zvi@kwan.co.il

U.S. Investor Relations – please contact
Grayling Global
Ms. Leslie Wolf-Creutzfeldt
+ 1 646-284-9472
lwolf-creutzfeldt@hfgcg.com

The forward-looking statements contained herein reflect management’s current views with respect to future events and financial performance. These forward-looking statements are subject to certain risks and uncertainties that could cause the actual results to differ materially from those in the forward-looking statements, all of which are difficult to predict and many of which are beyond the control of BOS. These risk factors and uncertainties include, amongst others, the dependency of sales being generated from one or few major customers, the uncertainty of our being able to maintain current gross profit margins, inability to keep up or ahead of technology and to succeed in a highly competitive industry, inability to maintain marketing and distribution arrangements and to expand our overseas markets, uncertainty with respect to the prospects of legal claims against BOS; and additional risks and uncertainties detailed in BOS’s periodic reports and registration statements filed with the U.S. Securities Exchange Commission. BOS undertakes no obligation to publicly update or revise any such forward-looking statements to reflect any change in its expectations or in events, conditions or circumstances on which any such statements may be based, or that may affect the likelihood that actual results will differ from those set forth in the forward-looking statements.

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